# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0000950170-25-016475
Filed by CIK 0002055128
Persons authorized to receive notices and communications: Bain Capital DCB Investments,, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital DCB Investments, LP (CIK 0002055128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,987,598.36; shared voting power 0; sole dispositive power 3,987,598.36; shared dispositive power 0; aggregate amount beneficially owned 3,987,598.36 (23.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: Enter Reporting Person Name*

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 28, 2025, the Reporting Person subscribed for $13,000,000 of Common Shares, at a per share price equivalent to the net asset value of the Issuer on February 28, 2025. Due to the timing of Bain Capital Private Credit's calculation of its net asset value ("NAV"), the actual number of shares purchased and the actual purchase price per share cannot be determined at the time of this filing. The number of shares acquired disclosed herein is based on Bain Capital Private Credit's NAV as of January 31, 2025, which was $25.6108. An amendment will be filed to disclose the final number of shares purchased, purchase price per share, and total amount of securities beneficially owned following the definitive calculation of the applicable NAV per share. The source of funds was the Reporting Person's working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,987,598.36 Common Shares, representing approximately 23.5% of the outstanding Common Shares. The information included in Item 3 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information receieved by the Reporting Person from the Issuer, there are 16,952,003 Common Shares outstanding as of March 1, 2025. The information included in Item 3 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, neither the Reporting Person, DCB GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

## Signatures
- Bain Capital DCB Investments, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (03/04/2025)